Filed pursuant to rule 424(b)(3)
                              Registration No. 33-49467
PROSPECTUS

                        WESTERN RESOURCES, INC.
                           Western Resources
                     Customer Stock Purchase Plan
                            --------------
            2,500,000 Shares of Common Stock ($5 par value)
                            --------------
     Under the Western Resources Customer Stock Purchase Plan (the "Plan") described in this Prospectus, retail electric and gas customers and employees of Western Resources, Inc. (Western Resources) and its subsidiaries, may purchase Common Stock of Western Resources, $5.00 par value per share, through monthly installments. Subsidiaries of Dominion Capital, Inc. administer the Plan on behalf of Western Resources and will act as Western Resources' agents to the extent necessary to comply with states' securities laws.

     The Western Resources Common Stock issued under the Plan to participants who complete their specified monthly installments will be automatically deposited into the Dividend Reinvestment and Stock Purchase Plan of Western Resources ("Dividend Reinvestment Plan") and the owners of those shares will automatically become participants in that Dividend Reinvestment Plan. See paragraph 6 of "How the Plan Works" under "THE PLAN".

     If you wish to enroll in the Plan, you must mail your enrollment card (including Substitute Form W-9) to Western Resources on or before June 15. However, for each subsequent investment period beginning in 1995, if you were a participant in the previous year you will be automatically re-enrolled in the Plan for the next investment period at your then current monthly installment pledge, unless you request otherwise. You will elect, when you enroll, the amount of equal monthly installments that you pledge (in multiples of $5, not less than $20 nor more than $5,000, per month) and you will receive coupons
showing the amount of the monthly installments you have chosen.   The
pledge is a monthly, accumulating minimum. Participants may invest more than pledged in any or all months. By contributing more, participants can increase their investments or skip some subsequent installments.

     Interest accrues on the installment payments for the investment period. The annual rate of interest will be announced prior to each enrollment period. Installment payments and interest will purchase shares of Common Stock at the end of the investment period at a price based upon the average high and low sales prices for the Common Stock on the 20th day of each month during the investment period. Western Resources will pay all administrative expenses and brokerage fees associated with the Plan.

     Your participation in the Plan cannot be assigned or transferred, except by operation of law, and will be terminated if the accumulated pledge is 40 days in arrears. In addition, you may discontinue participation at any time upon written notice to Western Resources at the post office box used for enrollment. See "ENROLLMENT IN THE PLAN". In either case, the installment payments theretofore made will be returned to you, but you will forfeit all accrued interest.

     Customers interested in the purchase of Western Resources Common Stock should compare the Plan with purchases through Western
Resources' Dividend Reinvestment Plan and with market purchases (see "COMPARISON WITH DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN" and "COMPARISON WITH MARKET PURCHASES").

     It is suggested that this Prospectus be retained for future
reference.     Participation in the Plan and shares of Common Stock
issued under the Plan are offered, and solicitations therefore are made, only to retail customers who are residents of Kansas or Oklahoma. Employees of Western Resources and its subsidiaries, and of Wolf Creek Nuclear Operating Corporation, who are residents of those states or of Missouri, Texas, Louisiana, or Mississippi are also eligible to participate. A previous customer or employee of Western Resources who is participating in the Plan but who is no longer a customer or employee can continue to participate for subsequent plan years so long as that individual is a resident of a state in which shares are lawfully sold through the distributor.
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     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------
The date of this Prospectus is February 14, 1994.

                         AVAILABLE INFORMATION

     Western Resources is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission. Reports, proxy and information statements, and other information filed by Western Resources can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; New York Regional Office, 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. Western Resources Common Stock is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning Western Resources can be inspected at the office of the New York Stock Exchange at Room 401, 20 Broad Street, New York, New York 10005.

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 (the 1934 Act) are incorporated herein by reference as of their respective dates of filing and shall be deemed to be a part hereof:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1992, as filed with the SEC on March 30, 1993 (which report includes the Annual Report on Form 10-K, as amended, of Kansas Gas and Electric Company for the year ended December 31, 1992).

     2. The Company's Quarterly Reports on Form 10-Q for the quarter ended March 31, 1993, June 30, 1993 and September 30, 1993 (which reports include the Quarterly Reports on Form 10-Q of Kansas Gas and Electric Company for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993, respectively).

     3. The Company's Current Reports on Form 8-K dated February 2, 1993, March 8, 1993, June 3, 1993, June 23, 1993, July 14, 1993, July
20, 1993 and February 2, 1994.

     4. The description of Western Resources' common stock contained in item 7 of Western Resources' Form 10-Q, filed for the quarter ending March 31, 1979.

     All documents filed by Western Resources pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Western Resources expressly excludes from such incorporation the Report of the Compensation Committee and the Performance Graph contained in any proxy statement filed by Western Resources pursuant to Section 14 of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Western Resources hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written or oral requests for such copies should be directed to the Investor Relations, Western Resources, Inc., P.O. Box 889, Topeka, Kansas, 66601-0889, telephone (913) 575-6394.

                              THE COMPANY
    Western Resources (formerly The Kansas Power and Light Company) is a combination electric and natural gas operating public utility engaged in the generation, transmission, distribution and sale of electric energy in Kansas and the purchase, transmission, transportation, distribution and sale of natural gas in Kansas and Oklahoma. Western Resources' principal executive offices are located at 818 Kansas Avenue, Topeka, KS 66612, telephone number (913) 575-6300.
                               THE PLAN

    The Plan provides electric and gas retail customers of Western Resources, including those residing in master-metered dwellings, with a method of purchasing shares of Western Resources Common Stock on an installment basis. In addition, employees of Western Resources and its subsidiaries and employees of Wolf Creek Nuclear Operating Corporation are eligible to participate in the Plan. The outstanding shares of Western Resources Common Stock are listed on the New York Stock Exchange and the additional shares offered under the Plan will be so listed upon issuance. The Plan is described below and is administered by subsidiaries of Dominion Capital, Inc.

    The price of common stock varies over time (see "COMMON STOCK
DIVIDENDS AND PRICE RANGE") and neither the price of Western Resources Common Stock nor the dividends paid upon the Common Stock are guaranteed by any governmental authority or otherwise.

How the Plan Works

     1. If you wish to enroll in the Plan, you should complete and sign the enrollment card (including Substitute Form W-9) to be received by Western Resources no later than June 15. You should elect the amount of the monthly installment that you pledge (in multiples of $5, not less than $20 nor more than $5,000, per month). The pledge amount may not be changed, but you may contribute more than pledged during the investment period. The investment period is a 12-month period from July of the current year through June of the following year.

     For each investment period beginning in 1995, the participants in the previous year will be automatically re-enrolled in the Plan for the next investment period at their then current monthly installment pledge, unless they request otherwise. For each investment period the first payment will be due in July of that year and the final payment will be due in June of the following year. Western Resources anticipates that it will issue the Plan shares on or before the September dividend record date following the final installment.

     Upon receipt by Western Resources of a properly completed and signed enrollment card, Western Resources will send to you coupons that show the amount of each monthly installment that you have chosen and the date the installment is due. The pledge is a monthly, accumulating minimum. Participants may invest more than pledged in any or all months, subject to the limitations described below. By contributing more, participants can increase their investments or skip some subsequent installments. NO MORE THAN TWELVE PAYMENTS WILL BE ACCEPTED. TO BE ACCEPTED, THE PAYMENTS MUST BE FOR AT LEAST THE AMOUNT SHOWN ON THE COUPON. WESTERN RESOURCES RESERVES THE RIGHT TO REFUSE AMOUNTS IN EXCESS OF TWICE THE AMOUNT SHOWN ON THE COUPON. ALL PAYMENTS SHOULD BE MADE BY CHECK MADE PAYABLE TO WESTERN RESOURCES, INC.

     2. Interest accrues under the Plan on the installment payments from the date of receipt at the Western Resources payment processing center until the date of purchase. The rate at which interest accrues under the Plan will not change during the Plan year. The interest rate for each investment period and Plan year will be announced prior to the beginning of that investment period. The installment payments, plus accrued interest, will purchase shares of Western Resources Common Stock after the expiration of the investment period. The purchase price of the shares will be equal to the average of the high and low sale prices for the Common Stock as found on the New York Stock Exchange Composite Tape on the 20th day of each month during the investment period (but if the Exchange is closed on any such date, the purchase price for that month will be computed on the next business day that the Exchange is open).

     3. Western Resources will pay all administrative expenses associated with the Plan. In the event the common stock is purchased under the Plan on the open market, Western Resources will pay the brokerage fees. Western Resources reserves the right to cancel or amend the Plan for any reason. In case of cancellation, Western Resources will return to the participants their respective installment payments plus accrued interest or, in its sole discretion, it may permit participants to apply such amounts to the purchase of Common Stock, at a price to be established by Western Resources, on a basis that it considers equitable.

     4. Participation in the Plan will be terminated automatically if payment of the accumulated pledge has not been made within 40 days of the due date. In addition, a participant may, upon written notice, discontinue participation in the Plan. In either case, the installment payments theretofore made will be returned to the participant, but all accrued interest will be forfeited.

     5. A participant who remains in the Plan for the full investment period will receive a detailed statement of the participant's Plan account following the completion of the investment period. The statement provided should be retained by the participant to determine the tax cost basis for shares purchased. Western Resources is not obligated to provide interim statements to participants, but it will reply to any reasonable inquiries addressed to Western Resources, Inc., Customer Stock Purchase Plan, P.O. Box 750260, Topeka, KS 66675-0260.

     6. The Common Stock issued under the Plan to participants who complete their required monthly installments will be automatically deposited for safekeeping in the Dividend Reinvestment Plan and the owners of those shares will automatically become participants in the Dividend Reinvestment Plan. Consequently, in order for participants to sell their shares or opt out of the Dividend Reinvestment Plan, they must do so in accordance with the withdrawal provisions of that plan (as contained in that prospectus). In addition to the reinvestment of dividends, the Dividend Reinvestment Plan provides the participant protection against the loss, theft, or inadvertent destruction of stock certificates. Moreover, the Dividend Reinvestment Plan provides holders of small amounts of Common Stock a means of selling their shares with a savings in brokerage fees. Participants whose shares are deposited for safekeeping in the Dividend Reinvestment Plan also have the ability to obtain at any time upon request, and in accordance with the provisions of the Dividend Reinvestment Plan, a stock certificate representing their whole shares. Western Resources will furnish a Prospectus for the Dividend Reinvestment Plan with each Prospectus for the new enrollments in the Customer Stock Purchase Plan. See "COMPARISON WITH DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN", below.

     7. The chosen interest rate that will accrue on installment payments under the Plan may or may not exceed the indicated dividend yield on Western Resources Common Stock (indicated annual dividend divided by market value), but participants in the Plan will have no right to dividends and no other rights as holders of Western Resources Common Stock until the shares are issued.

     8. Since this Plan uses an average of purchase prices during the investment period, a participant loses any advantage otherwise available from being able to select the timing of his or her purchases. See "COMPARISON WITH DIVIDEND REINVESTMENT AND STOCK
PURCHASE PLAN" and "COMPARISON WITH MARKET PURCHASES", below.

     9. A participant who ceases to be a customer of a Western Resources' division or subsidiary, (KPL or KG&E) may continue enrollment for the remainder of the Plan year and for subsequent Plan years (provided the participant is a resident of a state in which shares are lawfully sold through the distributor), and should notify Western Resources of any change in address. A participant who is not a customer, and who ceases to be an employee of Western Resources, its subsidiaries, or Wolf Creek Nuclear Operating Corporation also may continue enrollment in the Plan provided the former employee is a resident of a state in which shares are lawfully sold through the distributor.

Information to Participants

    Each active participant will receive a copy of the annual report furnished to shareholders. A copy of Western Resources' Annual Report to Shareholders will be provided to those customers who express an interest in the Plan and who have not already received a copy as a shareholder of Western Resources.

Responsibilities of Western Resources

    Installment payments will be paid directly to Western Resources, and Western Resources will be responsible for providing amounts due to any participant who terminates participation in the Plan.

    In acting under the terms and conditions of the Plan as described in this Prospectus, neither Western Resources nor any of its agents or subsidiaries shall be liable with respect to the price at which shares are purchased for a participant's account or with respect to any fluctuation in the market value before or after the purchase of shares.

    Western Resources has no responsibility to confirm receipt of the monthly installment payments but, as described above, it will provide participants with a detailed statement of their Plan accounts following the completion of the investment period.

    A participant's interest in and obligations under the Plan cannot be transferred or assigned, except by operation of law. Upon receipt by Western Resources of notice of death or adjudicated incompetency of any participant, Western Resources will waive, for a reasonable period of time until the participant's legal representative is appointed, the provision of the Plan for automatic termination and forfeiture of any accrued interest if any accumulated pledge is 40 days in arrears. Until Western Resources receives proof, satisfactory to Western Resources, of the legal representative's right to receive previous installment payments, no refund of such payments will be made but interest will continue to accrue.

    Western Resources, its subsidiaries, and their officers, employees, and agents shall not be liable for any claim or liability arising out of any act done by any of them in good faith, or arising out of any good faith omission by any of them to act.

    All transactions in connection with the Plan will be governed by the laws of the State of Kansas.

                    FEDERAL INCOME TAX CONSEQUENCES

    The following federal income tax consequences are based on current Internal Revenue Service rulings regarding similar customer stock purchase plans.

     1. Interest earned on monthly installments will not be taxable before it becomes nonforfeitable. Consequently, such interest ordinarily will be taxable in the year shares are issued.

     2. A participant's cost basis of stock received under the Plan will be the amount of installment payments plus interest earned.

     3. A participant's holding period for stock purchased under the Plan will begin on the day after the date Western Resources issues the stock at the close of the Plan year. The date of such issuance will be shown on a statement furnished to the participant. The statement also will provide the participant with other information necessary to calculate the taxable income resulting from participation in the Plan.



     COMPARISON WITH DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

    Western Resources customers and employees who are interested in the purchase of Common Stock of Western Resources should consider whether the purchase of shares through the Dividend Reinvestment Plan would be more advantageous. A holder of any number of shares of Western Resources Common Stock may enroll in the plan (participants who complete their required monthly installments in the Customer Stock Purchase Plan will be automatically enrolled). Under the Dividend Reinvestment Plan, dividends on the shares registered in the name of the shareholder may be automatically reinvested in whole or in part in Western Resources Common Stock or, at the election of the registered shareholder, may be paid to him in whole or part. The shareholder may also make additional cash payments for the purchase of Common Stock in any month. Participants pay no brokerage fees on shares purchased directly from Western Resources, but participants will pay the brokerage fees on any shares of Western Resources common stock purchased in the open market. The Dividend Reinvestment Plan is not a systematic plan requiring monthly payments; a participant may vary the amount of his investment or make no payment in any month, with no penalty for failing to invest. All expenses of participation in the Dividend Reinvestment Plan are borne by Western Resources, except brokerage commissions on purchases and sales in the open market and a termination fee.

    After completion of each Plan Year for the Customer Stock Purchase Plan, Western Resources will deposit each participant's Common Stock shares issued under the Plan for safekeeping in the Dividend
Reinvestment Plan and enroll participants in the Dividend Reinvestment Plan. See paragraph 6 of How the Plan Works, above.

    The foregoing is only a summary of the Dividend Reinvestment Plan. Details are contained in the Prospectus relating to that Plan. A copy of that Prospectus will be furnished to each Customer Stock Purchase Plan participant when the Company mails the Customer Stock Purchase Plan enrollment package. A copy can also be obtained by writing to the Investor Relations Department, Western Resources, Inc., P.O. Box 889, Topeka, Kansas, 66601-0889.

                   COMPARISON WITH MARKET PURCHASES

    On shares purchased through the Plan, the participant may lose any advantage otherwise available from current dividend payments and from being able to select the timing and the amount of purchases.

                        ENROLLMENT IN THE PLAN

    If you wish to enroll in the Plan, complete and sign the enclosed enrollment card and mail the card (including Substitute Form W-9) to Western Resources no later than June 15. For each investment period beginning in 1995, the previous year's participants are automatically re-enrolled unless they elect not to do so.

    All inquiries should be addressed to Western Resources, Inc., Customer Stock Purchase Plan, P.O. Box 750260, Topeka, KS 66675-0260, and such inquiries will be forwarded to the plan administrator. When corresponding with Western Resources, we suggest that you give your daytime telephone number including the area code.


                COMMON STOCK DIVIDENDS AND PRICE RANGE

    Western Resources has paid cash dividends on its publicly held Common Stock in each year since 1925. Such dividends were paid in the following annual amounts per share for the last five years:
1989--$1.75; 1990--$1.79; 1991--$2.025; 1992--$1.89; and 1993--$1.93.
The 1991 dividend reflects a one-time special dividend of $0.18. In January 1994, the Board increased the dividend to an indicated annual rate of $1.98 per share.
    The payment of dividends is subject to the restrictions contained in Western Resources' Articles of Incorporation.

    The following table shows the high and low sales prices of Western Resources Common Stock as reported on the composite tape by The Wall Street Journal.
          Year       High                    Low
          1992
First quarter       $29.500                $25.375
Second quarter      $26.875                $25.750
Third quarter       $30.500                $26.750
Fourth quarter      $32.625                $28.500
          1993
First quarter       $35.750                $30.375
Second quarter      $36.125                $32.750
Third quarter       $37.250                $35.000
Fourth quarter      $37.000                $32.750
          1994
First quarter
(through
February 9, 1994)   $34.875                $31.250
    The last reported sale price of Common Stock on the New York Stock Exchange on February 9, 1994 was $32.375 per share.

                            USE OF PROCEEDS

    The proceeds to Western Resources from the issuance of Common
Stock pursuant to the Plan will be added to the general funds of Western Resources and will be used to meet its capital requirements and the capital requirements of its subsidiaries.

                                EXPERTS

    The financial statements and schedules included in or incorporated by reference in Western Resources' 1992 Annual Report on Form 10-K have been audited by Arthur Andersen & Co., independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to a certain subsidiary, its opinion is based on the reports of other public accountants, namely Deloitte & Touche. The financial statements and supporting schedules referred to above have been incorporated herein in reliance upon the authority of those firms as experts in giving said reports.

    The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from Kansas Gas and Electric Company's (a wholly-owned subsidiary of Western Resources) Annual Report on Form 10-K for the year ended December 31, 1992 have been audited by Deloitte & Touche, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       VALIDITY OF COMMON STOCK

     The validity of the newly issued shares of Common Stock to be purchased from Western Resources under the Plan has been passed upon by John K. Rosenberg, Executive Vice President and General Counsel of Western Resources.

                       NO OTHER REPRESENTATIONS

    No persons have been authorized to give any information or to make any representations other than those contained or incorporated in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those to which it relates, or an offer or solicitation with respect to those securities to which it relates to any persons in any jurisdiction where such offer or solicitation would be unlawful. The delivery of this Prospectus at any time does not imply that the information contained or incorporated herein at its date is correct as of any time subsequent to its date.